UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-41973

Critical Metals Corp.

(Exact name of registrant as specified in its charter)

c/o Maples Corporate Services (BVI) Limited

Kingston Chambers, PO Box 173, Road Town

Tortola, British Virgin Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

EXPLANATORY NOTE

Asset Acquisition

On November 21, 2025, Critical Metals Corp. (the “Company”) entered into an Asset Sale Agreement (the “ASA”) with Swiss Commodity Re Limited (the “Seller”). Under the ASA, the Company purchased 40kg of ultra-high-purity copper powder from Seller in exchange for a total of 2,000,000 ordinary shares, par value $0.001 per share, of the Company (“Ordinary Shares”) valued by the Company and the Seller at $20,000,000. The transaction contemplated by the ASA is expected to close within 10 business days of execution and is subject to customary closing conditions. When issued at the closing, the Ordinary Shares will be issued in a private placement upon an exemption from the registration requirements of the Securities Act, pursuant to Section 4(a)(2) thereof.

Incorporation by Reference

The information contained in this Form 6-K (excluding Exhibit 99.1) is hereby incorporated by reference into the Company’s registration statements registration statements on Form F-3 (File No. 333-290973), Form F-3 (File No. 333-286326), Form F-1 (File No. 333-278400), Form S-8 (File No. 333-291195) and Form S-8 (File No. 333-280017).

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of Critical Metals Corp., dated as of November 21, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Critical Metals Corp.

By:	/s/ Tony Sage
Name:	Tony Sage
Title:	Chief Executive Officer and Executive Chairman

Date: November 25, 2025

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